T. Rowe Price International Funds, Inc. N-14

Exhibit 14

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-14 (the “Registration Statement”) of T. Rowe Price International Funds, Inc. of our reports dated December 18, 2025, relating to the financial statements and financial highlights, which appears in T. Rowe Price Asia Opportunities Fund, T. Rowe Price International Disciplined Equity Fund, T. Rowe Price New Asia Fund, and T. Rowe Price Overseas Stock Fund’s (four of the funds constituting T. Rowe Price International Funds, Inc.) Certified Shareholder Reports on Form N-CSR for the year ended October 31, 2025. We also consent to the references to us under the headings "Financial Highlights", and “Financial Statements” in such Registration Statement.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Baltimore, Maryland

January 27, 2026